SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW FRANKFURT AM MAIN BASE (NO. 85)
FIRST LOW FARES AIRLINE BASE IN GERMANY'S BIGGEST AIRPORT
Ryanair, Europe's No 1 airline, today (2 Nov) announced it will open a base at Frankfurt am Main (No. 85), from March 2017, with 2 based aircraft (an investment of $200m) and 4 new routes to Alicante, Faro, Malaga and Palma. Ryanair's lower fares and "Always Getting Better" customer experience programme will deliver over 400,000 customers p.a. at Frankfurt Airport as follows:
●
2 based aircraft ($200m)
●
4 new routes: Alicante (daily), Faro (daily), Malaga (daily) and Palma (daily)
●
28 weekly flights
●
400,000 customers p.a.
Ryanair becomes the first low fares airline to open a base at Frankfurt am Main, which is Germany's biggest airport and the main home of Lufthansa. Ryanair will be working closely with Frankfurt am Main to open new routes and deliver low fare traffic growth as part of Ryanair's continuing rapid growth in the German market.
In Frankfurt, Ryanair's Chief Commercial Officer, David O'Brien said:
"We are pleased to launch a new base at Frankfurt am Main airport from the end of March, our 9th German base and 85th in Europe, with 4 new routes to Alicante, Faro, Malaga and Palma, which will deliver 400,000 customers p.a. at Frankfurt am Main Airport, as we add another primary airport to our German network. Our two based aircraft represent an investment of $200m, which further underlines our commitment to growing traffic, tourism and jobs in the Hessen region. We look forward to working closely with Fraport to deliver industry leading efficiencies and further growth at Germany's biggest airport."
Fraport Chief Executive Officer, Dr Stefan Schulte said:
"We are pleased to have Ryanair, Europe's leading low-cost airline, in our programme at Frankfurt soon. Beginning in the summer schedule 2017, we will be offering passengers in our region another attractive travel option - using the modern Boeing 737-800 aircraft. Thus, we are responding to the strong and growing demand in our region for this aviation segment. Ryanair's decision to come to FRA underscores the increasing importance of Frankfurt for low-cost traffic. We wish Ryanair "Always Happy Landings" here at Frankfurt.

FRANKFURT AM MAIN SUMMER 2017 SCHEDULE
Alicante	1 x daily
Faro	1 x daily
Malaga	1 x daily
Palma	1 x daily
ENDS
For further information
please contact:	Robin Kiely	Tim Howe Schröder
	Ryanair Ltd	Ryanair Ltd
	Tel: +353-1-9451949	Tel: +353-1-9451717
	press@ryanair.com	schroedert@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 November, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary